UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                         Meditech Pharmaceuticals, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    584913305
                                    ---------
                                 (CUSIP Number)

                                 Gerald N. Kern
                       c/o Meditech Pharmaceuticals, Inc.
                        10105 E. Via Linda, #103, PMB-382
                              Scottsdale, AZ 85258
                                 (480) 614-2874
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                 Notices and Communications) - with copies to -

                              Ronald L. Brown, Esq.
                                Andrews Kurth LLP
                          1717 Main Street, Suite 3700
                               Dallas, Texas 75201
                                 (214) 659-4469

                                January 14, 2005
                     -------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 584913305                 13D                            Page 2 of 10

--------- ----------------------------------------------------------------------

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Gerald N. Kern
--------- ----------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)    (b) [ ]
--------- ----------------------------------------------------------------------

3         SEC USE ONLY
--------- ----------------------------------------------------------------------

4         SOURCE OF FUNDS                                                 PF
--------- ----------------------------------------------------------------------
          CHECK  BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
5         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                         [   ]
--------- ----------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
--------- ----------------------------------------------------------------------

           NUMBER OF             7       SOLE VOTING POWER
            SHARES
         BENEFICIALLY
           OWNED BY
             EACH
           REPORTING
            PERSON
             WITH
                                         782,060 (1)
                                 ------- ---------------------------------------

                                 8       SHARED VOTING POWER
                                         206,757
                                 ------- ---------------------------------------

                                 9       SOLE DISPOSITIVE POWER
                                         782,060
                                 ------- ---------------------------------------

                                 10      SHARED DISPOSITIVE POWER
                                         206,757
--------- ----------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          988,817
--------- ----------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [  ]
--------- ----------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          73.8%
--------- ----------------------------------------------------------------------

14        TYPE OF REPORTING PERSON
          IN
--------- ----------------------------------------------------------------------

(1) Includes 25,550 shares of common stock issuable upon exercise of options which are presently exercisable or exercisable within 60 days of the date hereof.

CUSIP NO. 584913305                13D/A                           Page 3 of 10

--------- ----------------------------------------------------------------------

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Petro-Med, Inc.
--------- ----------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)      (b)  [ ]
--------- ----------------------------------------------------------------------

3         SEC USE ONLY
--------- ----------------------------------------------------------------------

4         SOURCE OF FUNDS                                                 00
--------- ----------------------------------------------------------------------

5         CHECK  BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                         [   ]

--------- ----------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Nevada
--------- ----------------------------------------------------------------------

           NUMBER OF             7       SOLE VOTING POWER
            SHARES
         BENEFICIALLY
           OWNED BY
             EACH
           REPORTING
            PERSON
             WITH
                                         206,757
                                 ------- ---------------------------------------

                                 8       SHARED VOTING POWER
                                         0
                                 ------- ---------------------------------------

                                 9       SOLE DISPOSITIVE POWER
                                         206,757
                                 ------- ---------------------------------------

                                 10      SHARED DISPOSITIVE POWER
                                         0
--------- ----------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          206,757
--------- ----------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
--------- ----------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          37.0%
--------- ----------------------------------------------------------------------

14        TYPE OF REPORTING PERSON
          CO
--------- ----------------------------------------------------------------------

CUSIP NO. 584913305                13D/A                           Page 4 of 10

                                 Schedule 13D/A

     This Amendment No. 1 to Statement on Schedule 13D ("Amendment") amends and restates the Statement on Schedule 13D originally filed on or about November 11, 2004 (the "Original Filing") relating to the common stock, par value $0.001 per share (the "Common Stock"), of Meditech Pharmaceuticals, Inc., a Nevada corporation (the "Issuer"). To the extent necessary, the Original Filing is hereby incorporated by reference. All Common Stock numbers, prices and conversion rates have been adjusted to reflect the Issuer's 1-for-1,000 reverse stock split that was effective January 14, 2005.

Item 1  Security and Issuer
        -------------------

        Security:         Common Stock, $0.001 par value.
        Issuer:           Meditech Pharmaceuticals, Inc.
                           10105 E. Via Linda, #103, PMB-382
                           Scottsdale, AZ 85258

Item 2  Identity and Background
        -----------------------

(a) This Amendment is jointly filed by Petro-Med, Inc., a Nevada corporation ("Petro-Med"), and Gerald N. Kern, a resident of the State of Arizona ("Kern," and collectively with Petro-Med, the "Reporting Persons").

(b) (i) PETRO-MED. Petro-Med's business address is 10105 E. Via Linda, #103, PMB-382, Scottsdale, AZ 85258.

     (ii) KERN. Kern's address is 10105 E. Via Linda, #103, PMB-382, Scottsdale, AZ 85258.

(c) (i) PETRO-MED. Petro-Med is a Nevada corporation which serves as a holding company of the Issuer's common stock. Kern is the sole member of Petro-Med's Board of Directors. Kern is also the President and Chief Executive Officer of Petro-Med.

     (ii) KERN. Kern is a resident of the State of Arizona. Kern's principal business is as a business executive.

(d) During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of such Reporting Persons were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Petro-Med is incorporated in the State of Nevada. Kern is a citizen of the United States.

CUSIP NO. 584913305                13D/A                           Page 5 of 10

Item 3  Source and Amount of Funds
        --------------------------

     On January 14, 2005, the Issuer issued non-qualified options to purchase 750,000 shares of Common Stock to Kern in exchange for the cancellation of $1,882,440.40 principal amount of accrued salary that was due on demand. The exercise price of the non-qualified options issued to Kern was $0.001 per share of common stock. The trading price of Issuer's common stock on the over-the-counter Bulletin Board on January 12, 2005, when the transactions were agreed to in principle, was $0.00. Kern exercised all of the options to purchase 750,000 shares of Common Stock on January 24, 2005.

Item 4  Purpose of Transaction
        ----------------------

(a) Kern acquired the shares reported in this Amendment for investment purposes. Kern intends to periodically review its investment in the Issuer and, based on a number of factors, including the evaluation of the Issuer's business prospects and financial condition, the market for the Issuer's shares, general economic and stock market conditions and other investment opportunities, Kern may acquire additional securities of the Issuer or dispose of the shares of common stock reported in this Amendment through open market or privately negotiated transactions.


Kern does not have any plans or proposals that would result in any of the following:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of Directors or to fill any existing vacancies on the Board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer's business or corporate structure;

(g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

CUSIP NO. 584913305                13D/A                           Page 6 of 10

(i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended;

or

(j) any action similar to any of those enumerated above.

Item 5  Interest in Securities of the Issuer
        ------------------------------------

(a) (i) PETRO-MED. As of the date of this Amendment, Petro-Med is the beneficial owner of 206,757 shares of common stock of the Issuer. Based upon a total of 351,855 shares outstanding, the shares which Petro-Med is the beneficial owner of represent 37.0% of the outstanding shares.

     (ii) KERN. As of the date of this Amendment, Kern is the beneficial owner of 988,817 shares of common stock of the Issuer. The 988,817 shares held by Kern include (a) 756,510 held of record, (b) 206,757 shares owned by Petro-Med, and
(c) 25,550 shares issuable upon exercise of outstanding stock options. The 988,817 shares held by Kern do not include a total of 25,210 shares beneficially owned by his wife and adult children, as to which Kern disclaims beneficial ownership. Based upon a total of 351,855 shares outstanding, the shares which Kern is the beneficial owner of represent 73.8% of the outstanding shares.

(b) (i) PETRO-MED. Petro-Med has the sole power to vote, or direct the vote of, and to dispose, or direct the disposition of 206,757 shares of the Issuer.

     (ii) KERN. Kern has the sole power to vote, or direct the vote of, and to dispose, or direct the disposition of 782,060 shares of the Issuer. Kern has the shared power to vote, or direct the vote of, and to dispose, or direct the disposition of 206,757 shares of the Issuer through Petro-Med's ownership of such shares.

(c)  Not applicable.

(d)  Not applicable.

(e)  Not applicable.

Item 6  Contracts, Arrangements, Understandings or Relationships with respect to
        ------------------------------------------------------------------------
        Securities of the Issuer
        -------------------------

(a) Employee Stock Option Agreements between the Issuer and Kern with respect to 25,550 shares of the Issuer.

Item 7  Material to be filed as Exhibits
        --------------------------------

(a)  Joint Filing Agreement between Petro-Med and Kern filed herewith as Exhibit
     A.

(a) The Debt Exchange Agreement dated as of January 14, 2005 and the Form of Non-Qualified Stock Option Agreement filed as Exhibit 99.1 and Exhibit 99.2, respectively, to the Issuer's Current Report on Form 8-K on January 12, 2005 are hereby incorporated herein by reference.

CUSIP NO. 584913305                13D/A                           Page 7 of 10


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certify that the information set forth in this Amendment is true, complete and correct.




Date:  January 24, 2005              Petro Med, Inc.

                                     By:  /s/  Gerald N. Kern
                                        ----------------------------------------
                                     Gerald N. Kern, Chief Executive Officer

                                     /s/  Gerald N. Kern
                                     -------------------------------------------
                                     Gerald N. Kern

                                    EXHIBIT A

                             Joint Filing Agreement

     In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D with respect to the Common Stock of Meditech Pharmaceuticals, Inc. This Joint Filing Agreement shall be included as an exhibit to such filing or filings. In evidence thereof, each of the undersigned, being duly authorized where appropriate, hereby executes this Joint Filing Agreement as of this 24th day of January, 2005.



                                        Petro Med, Inc.

                                        By: /s/ Gerald N. Kern
                                            ------------------------------------
                                        Gerald N. Kern, Chief Executive Officer


                                        /s/ Gerald N. Kern
                                        ----------------------------------------
                                        Gerald N. Kern